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                                                Filed Pursuant to Rule 424(B)(5)
                                                Registration No. 333-69430

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 21, 2001)


                        3,526,650 Shares of Common Stock
                                      and
           Warrants to Purchase up to 864,375 Shares of Common Stock

                                     [LOGO]

      We are offering 3,526,650 shares of our common stock. Each purchaser of common stock will also receive warrants to purchase up to a number of additional shares equal to 25% of the amount of common stock purchased by such purchaser. The warrants will have an exercise price of $10.00 per share of common stock and may be exercised at any time within five years following the date of this prospectus. At any time after the six month anniversary of the closing of this offering, we may redeem the warrants for $0.10 per unexercised warrant, upon 30-days' written notice, if the closing price of our common stock exceeds $20.00 per share for any 20 consecutive trading days before such notice.

      We have engaged on a best efforts basis H.C. Wainwright & Co., Inc. as our exclusive placement agent for this offering. H.C. Wainwright is purchasing 69,150 shares in this offering but will receive no warrants.

      Our common stock is quoted on the Nasdaq National Market under the symbol "WONE". On January 9, 2002, the last reported sale price for the common stock on the Nasdaq National Market was $6.32 per share. There is no trading market for the warrants and we do not intend to apply for a listing or quotation of the warrants.

      Investment in the securities being offered involves risks. See "Risk Factors" beginning on page 3 of the attached prospectus and on page S-4 of this prospectus supplement.

                                          Per Share               Total
                                       ---------------       ---------------
Offering Price                             $ 6.25             $ 22,041,563
Commission to Placement Agent (1)          $ 0.50             $  1,728,750
Offering Proceeds to Wire One (1)          $ 5.75             $ 20,312,813

-----------------
(1) We will not pay any commission to the placement agent for the 69,150 shares the placement agent is purchasing in the offering.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          H.C. Wainwright & Co., Inc.

          The date of this prospectus supplement is January 10, 2002.

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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement

About This Prospectus........................................................S-3
Forward-Looking Statements...................................................S-3
Risk Factors.................................................................S-4
Recent Developments..........................................................S-4
Use of Proceeds..............................................................S-5
Description of the Securities................................................S-5
Material Federal Income Tax Considerations...................................S-6
Plan of Distribution.........................................................S-7
Experts......................................................................S-7
Legal Matters................................................................S-7

                                   Prospectus

About This Prospectus..........................................................1
Forward-Looking Statements.....................................................1
About Wire One.................................................................2
Risk Factors...................................................................3
Use of Proceeds................................................................8
Plan of Distribution...........................................................8
General Description of Securities..............................................9
Description of Common Stock....................................................9
Description of Preferred Stock................................................10
Description of Warrants.......................................................11
Experts.......................................................................11
Legal Matters.................................................................11
Where You Can Find More Information...........................................12
Incorporation of Certain Documents by Reference...............................12


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY BE ACCURATE ONLY ON THE DATE OF THIS DOCUMENT.

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                             ABOUT THIS PROSPECTUS

      We provide information to you about this offering of shares of our common stock and warrants in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply specifically to this offering, and (b) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this "prospectus" we are referring to both documents combined.

IF INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROSPECTUS, YOU SHOULD RELY ON THIS PROSPECTUS SUPPLEMENT.

      You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision. You should also read and consider the information in the documents to which we have referred you in "Where You Can Find More Information" on page 12 of the accompanying prospectus.

                           FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may", "will", "expects", "plans", "anticipates", "estimates", "potential", or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained in this prospectus and in the incorporated documents are reasonable, we cannot assure you that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth herein and for the reasons described elsewhere in this prospectus. These factors, risks and uncertainties include market acceptance and availability of new products and services; the nonexclusive and terminable-at-will nature of our reseller agreements with manufacturers; rapid technological change affecting products and services; the impact of competitive products and services, as well as competition from other resellers and service providers; possible delays in the shipment of new products; and the availability of sufficient financial resources to enable us to expand our operations. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

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                                  RISK FACTORS

      Before purchasing our common stock and warrants, you should carefully consider the risks described below in this section, risks described under the heading "Risk Factors" beginning on page 3 of the accompanying prospectus and the risks described in the documents incorporated by reference in this prospectus.

Lack of a Trading Market for the Warrants

      The warrants are a new issue of securities for which there is no trading market. We do not intend to apply for a listing or quotation of the warrants and we have not been advised that anyone intends to make a market in the warrants. We can give no assurance as to the development or liquidity of any trading market for the warrants.

We May Redeem the Warrants at a Nominal Price

      At any time after the six month anniversary of the closing of the offering, we may redeem the warrants at $0.10 per unexercised warrant at any time, upon 30-days' written notice, if the closing price of our common stock exceeds $20.00 per share for any 20 consecutive trading days before such notice. If we redeem the warrants, you will lose your right to exercise the warrants except during the 30-day notice period. Our redemption of the warrants could force you to exercise the warrants at a time when it may be disadvantageous for you to do so, to sell the warrants at the then current market price or to accept the redemption price, which could be substantially less than the market value of the warrants at the time of redemption.

                              RECENT DEVELOPMENTS

      On November 26, 2001, we acquired certain assets and liabilities of the Technologies division of Axxis, Inc., for 320,973 shares of our common stock. The Technologies division is a full-service integrator of visual communications solutions based in Kentucky. Our acquisition of this unit, which has a customer base comprised of companies in the Fortune 500, corporate and educational markets, is expected to further strengthen our Midwest presence in the enterprise videoconferencing solutions and integration markets.

      On October 24, 2001, we completed the sale of our voice communications business unit to Fairfield, N.J.-based Phonextra, Inc. for approximately $2,017,000, half of which was paid in cash at the close of the transaction and the balance of which was paid in the form of a promissory note self-amortizing over one year. The sale of our voice communications unit was aimed at enabling us to sharpen our focus on video solutions and Glowpoint, our subscriber-based IP network dedicated to video communications traffic.

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                                USE OF PROCEEDS

      We expect the net proceeds from the sale of the common stock and warrants to be approximately $20,240,000 after deducting placement agent fees and estimated offering expenses. We intend to use the net proceeds from the sale of the common stock and warrants to fund the continuing development and marketing of the Company's Glowpoint video communications network and for working capital and other general corporate purposes.

                         DESCRIPTION OF THE SECURITIES

Common Stock

      A description of our common stock is contained in the accompanying prospectus.

Warrants

      The following discussion of the material terms of the warrants is qualified in its entirety by reference to the detailed provisions of the warrants, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Each warrant will entitle the holder thereof to purchase up to a number of shares of common stock equal to 25% of the common stock purchased by the purchaser in this offering. The warrants will have an exercise price of $10.00 for each share of common stock purchased upon exercise. The warrants will generally be exercisable at any time within five years following the date of this prospectus.

      Each purchaser will receive a warrant indicating the number of shares of common stock for which it may be exercised. The shares of common stock underlying the warrants, when issued upon exercise of, and in accordance with the terms of, the warrants, will be fully paid and nonassessable, and we will pay any transfer tax incurred as a result of the issuance of common stock to the holder upon its exercise.

      We have the right, commencing six months after the closing of this offering, to redeem the warrants issued in the offering at a redemption price of $0.10 per unexercised warrant after providing at least 30 days prior written notice to the warrant holders. We may redeem the warrants only if the average closing price of the common stock equals or exceeds $20.00 per share for 20 consecutive trading days ending prior to the date of the notice of redemption. We will send the written notice of redemption to warrant holders at their last known addresses appearing on the registration records maintained by us for our warrants. No other form of notice or publication or otherwise will be required. If we call the warrants for redemption, they will be exercisable until 5:00 P.M. (New York City time) on the business day immediately preceding the date fixed for redemption.

      The warrants contain provisions that protect the holders against dilution by adjustment of the exercise price. These adjustments will occur in the event, among others, of a merger, stock split or reverse stock split, stock dividend or recapitalization. We are not required to issue fractional shares upon exercise of the warrants. The holder of a warrant will not possess any rights as our shareholder until he or she exercises the warrant.

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                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      The following discussions set forth certain federal income tax consequences, under current law, relating to the purchase and ownership of common stock and warrants. The discussion is a summary and does not purport to deal with all aspects of federal taxation that may be applicable to an investor, nor does it consider specific facts and circumstances that may be relevant to a particular investor's tax position. Some holders, such as dealers in securities, insurance companies, tax exempt organizations, foreign persons and those holding common stock or warrants as part of a straddle or hedge transaction, may be subject to special rules that are not addressed in this discussion. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and on administrative and judicial interpretations as of the date hereof, all of which are subject to change. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THIS OFFERING, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Allocation of Purchase Price

      The tax basis for the common stock and warrants will be determined by allocating a portion of the cost of the common stock to the warrants in proportion to the relative fair market values of these securities at the time of acquisition.

Exercise and Sale of Warrants

      No gain or loss will be recognized by a holder of a warrant on the purchase of shares of common stock for cash on an exercise of a warrant, except that gain will be recognized to the extent cash is received in lieu of fractional shares. The tax basis of common stock received upon exercise of a warrant will equal the sum of the holder's tax basis for the exercised warrant and the exercise price. The holding period of the common stock acquired will begin on the date the warrant is exercised and the common stock is purchased. It does not include the period during which the warrant was held.

      Gain or loss from the sale or other disposition of a warrant, or loss in the event the warrant expires unexercised, other than on a redemption by us, will be capital gain or loss to its holder if the common stock to which the warrant relates would have been a capital asset in the hands of such holder. This capital gain or loss will be long-term capital gain or loss if the holder has held the warrant for more than one year at the time of the sale, disposition or lapse. On the redemption of a warrant by us, the holder generally will realize capital gain or loss.

Sale of Common Stock

      The sale of common stock should generally result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized and such holder's tax basis in the common stock. If the common stock constitutes a capital asset in the hands of the holder, gain or loss upon the sale of the common stock will be characterized as long-term or short-term capital gain or loss, depending on whether the common stock has been held for more than one year.

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Expiration of Warrants Without Exercise

      If a holder of a warrant allows it to expire without exercise, the expiration will be treated as a sale or exchange of the warrant on the expiration date. The holder will have a loss equal to the amount of such holder's tax basis in the lapsed warrant. If the warrant constitutes a capital asset in the hands of the holder, the loss will be characterized as long-term or short-term capital loss, depending on whether the warrant was held for more than one year.

PLAN OF DISTRIBUTION

      We have engaged on a best efforts basis H.C. Wainwright & Co., Inc. as our placement agent for this offering. H.C. Wainwright is not committed to purchase any of our securities. Also, H.C. Wainwright has advised us that, except as described in the following paragraph, it will not purchase any shares of our securities for its own account or for any discretionary accounts managed by it.

      In consideration for acting as placement agent for this offering and for providing other financial advisory services, we have agreed to pay H.C. Wainwright a placement fee consisting of a cash payment in the amount of 8% of the gross proceeds of this offering. H.C. Wainwright is also purchasing 69,150 shares in this offering, but will not receive any warrants in connection with such purchase. We have agreed to indemnify H.C. Wainwright, its stockholders, directors, officers, employees, agents, affiliates and controlling persons from and against any and all claims, damages, liabilities or expenses, and all actions in respect thereof arising under the Securities Act.

      H.C. Wainwright and Pacific Growth Equities, Inc. have entered into a sub-placement agent agreement whereby Pacific Growth Equities will act as a sub-placement agent in connection with this offering. As sub-placement agent, Pacific Growth Equities will receive a portion of the placement fee, subject to a maximum of $250,000.

                                    EXPERTS

      The audited consolidated financial statements of Wire One incorporated by reference in this prospectus supplement and the accompanying prospectus to Wire One's annual report on Form 10-K for the year ended December 31, 2000 have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

      Legal matters with respect to the validity of the common stock and warrants offered hereby is being passed upon by Morrison & Foerster LLP, New York, New York.

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                        3,526,650 Shares of Common Stock
                                      and
              Warrants to Purchase 864,375 Shares of Common Stock


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